

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 3, 2018

<u>Via E-mail</u>
Russell T. Kelley, Jr.
Chief Financial Officer
Extraction Oil & Gas, Inc.
370 17th Street, Suite 5300
Denver, Colorado 80202

   Re: Extraction Oil & Gas, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2017
      Filed February 27, 2018
      File No. 001-37907

Dear Mr. Kelley:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Brad Skinner

        Brad Skinner
        Senior Assistant Chief Accountant
        Office of Natural Resources